Exhibit  99.A


             KIEWIT CONSTRUCTION & MINING GROUP


              Index to Financial Statements and
           Management's Discussion and Analysis of
         Financial Condition and Results of Operations


                                                              Page
                                                              ____

Financial Statements:
  Condensed Statements of Earnings for the three months ended September, 1994 and 1993 and the nine months ended September 30, 1994 and 1993
  Condensed Balance Sheets as of September 30, 1994
    and December 25, 1993
  Condensed Statements of Cash Flows for the
    nine months ended September 30, 1994 and 1993
  Notes to Condensed Financial Statements

Management's Discussion and Analysis of
  Financial Condition and Results of Operations

              KIEWIT CONSTRUCTION & MINING GROUP

               Condensed Statements of Earnings
                          (unaudited)


                          Three months ended     Nine months ended
                             September 30,         September 30,
(dollars in millions,     __________________     _________________
  except per share data)  1994          1993      1994        1993
__________________________________________________________________

Revenue                 $  680       $   516   $ 1,619    $  1,328
Cost of Revenue           (605)         (452)   (1,483)     (1,174)
                        ______       _______   _______    ________
                            75            64       136         154

Operating Expenses         (32)          (29)      (94)        (83)
                        ______       _______   _______    ________

Operating Income            43            35        42          71

Other Income (Expense):
  Investment Income
    (Loss)                   3             4         9          (6)
  Interest Expense           -            (1)       (1)         (2)
  Other, net                16            11        38          29
                        ______       _______   _______    ________

Earnings Before
  Income Taxes              62            49        88          92

Provision for Income
  Taxes                    (21)          (15)      (30)        (31)
                        ______       _______   _______    ________

Net Earnings            $   41       $    34   $    58   $     61
                        ======       =======   =======    ========

Earnings Per Common &
  Common Equivalent
  Share                 $ 2.67       $  1.95   $  3.77    $   3.51
                        ======       =======   =======    ========


Cash Dividends per
  Common Share          $    -       $     -   $   .45  $    .30
                        ======       =======   =======  ========
__________________________________________________________________

See accompanying notes to condensed financial statements.
              KIEWIT CONSTRUCTION & MINING GROUP

                   Condensed Balance Sheets


                                     September 30,    December 25,
                                         1994            1993
(dollars in millions)                 (unaudited)
__________________________________________________________________

Assets

Current Assets:
  Cash and cash equivalents            $    56          $    99
  Marketable securities                    156              183
  Receivables, less allowance of
    $4 and $5                              256              215
  Costs and earnings in excess of
    billings on uncompleted
    construction contracts                 168               75
  Investment in construction
    joint ventures                          89               81
  Deferred income taxes                     54               48
  Other                                     19               18
                                       _______          _______
Total Current Assets                       798              719

Property, Plant and Equipment,
  less accumulated depreciation
  and amortization of $388 and
  $384                                     137              107
Intangible Assets                           16                -
Other Assets                                56               63
                                       _______          _______
                                       $ 1,007          $   889
                                       =======          =======

Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable, including
    retainage of $41 and $37           $   159         $   148
  Current portion of long-term
    debt                                     3               4
  Accrued costs and billings in
    excess of revenue on
    uncompleted contracts                  162              87
  Accrued insurance costs                   71              65
  Other                                     63              43
                                       _______         _______
Total Current Liabilities                  458             347


Long-Term Debt, less current
  portion                                    7              10
Other Liabilities                           45              52

Stockholders' Equity (Redeemable
  Common Stock, $352 million
  aggregate redemption value)
    Common equity                          501             483
    Foreign currency adjustment             (4)             (3)
                                       _______         _______
Total Stockholders' Equity                 497             480
                                       _______         _______
                                       $ 1,007         $   889
                                       =======         =======
______________________________________________________________

See accompanying notes to condensed financial statements.

              KIEWIT CONSTRUCTION & MINING GROUP

              Condensed Statements of Cash Flows
                          (unaudited)


                                                 Nine months ended
                                                   September 30,
                                                 _________________
(dollars in millions)                            1994         1993
__________________________________________________________________

Cash flows from operations:
  Net cash provided by operations              $   73       $   65

Cash flows from investing activities:
  Proceeds from sales and maturities of
    marketable securities                         258          443
  Purchases of marketable securities             (235)        (399)
  Proceeds from sales of property, plant
    and equipment                                  14            9
  Capital expenditures                            (53)         (40)
  Acquisition of APAC-Arizona, Inc.               (47)           -
  Other                                            (4)          (8)
                                               ______       ______
    Net cash provided by (used in)
      investing activities                        (67)           5

Cash flows from financing activities:
  Payments on long-term debt, including
    current portion                                (4)          (1)
  Issuances of common stock                        19           16
  Repurchases of common stock                     (10)         (14)
  Dividends paid                                  (13)         (10)
  Exchange of Class B&C Stock for Class
    D Stock, net                                  (42)         (27)
  Other                                             -           (6)
                                               ______       ______
    Net cash used in financing activities         (50)         (42)

Effect of exchange rates on cash                    1           (3)
                                               ______       ______
Net change in cash and cash equivalents           (43)          25

Cash and cash equivalents at beginning
  of period                                        99           68
                                               ______       ______
Cash and cash equivalents at end of period     $   56       $   93
                                               ======       ======
__________________________________________________________________

See accompanying notes to condensed financial statements.

              KIEWIT CONSTRUCTION & MINING GROUP

             Notes to Condensed Financial Statements

 1.  Basis of Presentation:
     _____________________

     The condensed balance sheet of Kiewit Construction & Mining Group (the "Group") at December 25, 1993 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using the historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 25, 1993.

     Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Diversified Group should be read in conjunction with these financial statements.

     Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

 2.  Earnings Per Share:
     __________________

     Primary earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period. The number of shares used in computing earnings per share was 16,104,794 and 17,527,842 for the three months ended September 30, 1994 and 1993 and 15,316,445 and 17,229,434 for the nine months ended September 30, 1994 and 1993. Fully diluted earnings per share have not been presented because it is not materially different from primary earnings per share.

              KIEWIT CONSTRUCTION & MINING GROUP

            Notes to Condensed Financial Statements

 3.  Summarized Financial Information:
     ________________________________

     The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction &
     Mining Group or the Diversified Group, is as follows (in millions):

                                                Group
                                    ______________________________
                                    September 30,     December 25,
                                        1994              1993
                                    ______________________________

     Cash and cash equivalents          $  53            $  47
     Marketable securities                 15               11
     Property, plant and
       equipment, net                       2               12
     Other assets                          20               11
                                        _____            _____
       Total Assets                     $  90            $  81
                                        =====            =====

     Accounts payable                   $  32            $  27
     Convertible debentures                 2                2
     Notes to former
       stockholders                         5                8
     Other liabilities                     12                7
                                        _____            _____
       Total Liabilities                $  51            $  44
                                        =====            =====

                                             Group
                            ______________________________________
                            Three months ended   Nine months ended
                               September 30,       September 30,
                            __________________   _________________
                            1994          1993   1994         1993
                            ____          ____   ____         ____

     Investment income,
       net of interest
       expense              $  -          $ (1)  $  1         $ (1)
     Other income, net         2             1      -            2




               KIEWIT CONSTRUCTION & MINING GROUP

             Notes to Condensed Financial Statements

 3.  Summarized Financial Information (continued):
     ____________________________________________

     Corporate general and administrative costs have been allocated to the Group based upon certain measures of business activities, such as employment, investments, and sales, which management believes to be reasonable. These allocations were $7 million and $6 million for the three months ended September 30, 1994 and 1993 and $20 million and $19 million for the nine months ended September 30, 1994 and 1993.

     Mining service income that the Group recognized from the Group's mine service agreement with the Diversified Group was $7 million for the three months ended September 30, 1994 and 1993 and $22 million and $21 million for the nine months ended September 30, 1994 and 1993.

 4.  Acquisitions:
     ____________

     On February 28, 1994, the Group acquired APAC-Arizona, Inc. ("APAC"), a contracting and construction materials business, from Ashland Oil Company, Inc. for $47 million in cash. The Group accounted for the acquisition as a purchase and has consolidated APAC's operating results since the acquisition date. The fair value of the assets acquired and liabilities assumed totalled $51 million and $21 million, respectively. Goodwill of $17 million is being amortized over 20 years. APAC's operating results prior to the acquisition were not significant relative to the Group's results.

 5.  Other Matters:
     _____________

     Marketable securities at September 30, 1994 and December 25, 1993 include approximately $60 million and $56 million, respectively, of investments which are being held by the owners of various construction projects in lieu of retainage. Receivables at September 30, 1994 and December 25, 1993 include approximately $61 million and $37 million, respectively, of retainage on uncompleted projects, the majority of which is expected to be collected within one year.

     The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position or results of operations.

              KIEWIT CONSTRUCTION & MINING GROUP


Item 2.  Management's Discussion and Analysis of Financial
             Condition and Results of Operations
         _________________________________________________

Results of Operations - Third Quarter 1994 vs. Third Quarter 1993
_________________________________________________________________

Construction
____________

Construction revenue rose 33% in the third quarter of 1994 as compared to the third quarter of 1993. The increase is primarily attributable to the APAC acquisition completed in the first quarter of 1994 and a 20% increase in the size of new contracts awarded this year. The Group's current contract backlog increased to $2.4 billion from $2.2 billion in 1993. The increase in contract size and the expansion to new markets resulted in the increase. Foreign operations, principally Canada, account for 20% and projects on the west coast account for 42% of the total backlog. The San Joaquin Hills toll road project accounts for 15% of the contract backlog and is scheduled to be completed in 1997.

Gross margins on construction contracts declined from 12% in the third quarter of 1993 to 11% during the same period in 1994. In 1994, the margins were adversely affected by the recognition of projected cost overruns on certain projects and a decline in bidding margin on work completed during the period. The lower margins are a result of increased competition in the construction industry. Partially offsetting the overruns and declining margins was the recognition of income from the construction of the San Joaquin toll road.

Operating Expenses
__________________

Operating expenses increased $3 million in the third quarter of 1994 compared to 1993. Modest increases in administrative departments account for the increase.

Other Income, net
_________________

A $5 million increase in asset disposition gains caused the change in other income. Other income for both periods includes $7 million of mine service income.

              KIEWIT CONSTRUCTION & MINING GROUP


Results of Operations - Nine Months 1994 vs. Nine Months 1993
_____________________________________________________________

Construction
____________

Construction revenues increased 22% in the first nine months of 1994 as compared to the same period in 1993. Revenues generated from the APAC acquisition, an increase in joint venture work and a 20% increase in the size of new contracts awarded contributed to the higher volume. The increase in joint venture revenue resulted from several design-build projects, awarded in 1992 and 1993, entering the construction phase. These projects include the San Joaquin Hill toll road in southern California, and the Montgomery County Resource Recovery Facility near Baltimore, Maryland.

The gross margin on construction contracts declined to 8% in 1994 from 11% in 1993. In 1994, the margins were adversely affected by the recognition of projected cost overruns on certain projects and a decline in bidding margin on work completed during the period. The lower bidding margins are a result of increased competition in the construction industry. The recognition of income from the construction of the San Joaquin Hills toll road partially offset the overruns and declining margins. A $20 million reduction of reserves previously established for the Denmark tunnel project favorably impacted 1993 margins.

Operating Expenses
__________________

Operating expenses increased $11 million, or 13%, in the three quarters of 1994 compared to 1993. Higher professional service fees and modest increases in several administrative departments account for the slight increase.

Investment Income
_________________

Investment income increased $15 million in the three quarters
1994 compared to 1993. A $19 million loss on the sale and writedown of certain derivative securities adversely affected 1993 results.

Other Income, net
_________________

Increases in asset disposition gains caused the change in other income. Mine service income amounted to $22 million in 1994 and $21 million in 1993.
              KIEWIT CONSTRUCTION & MINING GROUP


Financial Condition - September 30, 1994 vs. December 25, 1993
______________________________________________________________

The Company's working capital decreased $32 million or 9% during the three quarters of 1994.

Cash used in investing activities during the three quarters of 1994 includes $53 million of capital expenditures, $47 million for the purchase of APAC, and an additional $4 million investment in an electrical contractor. Net proceeds from the sales and maturities of marketable securities of $23 million and proceeds from sales of equipment of $14 million provided cash during the period.

Financing activities used $50 million during the three quarters of 1994. The principal uses of cash were the net conversion of B&C shares for D shares for $42 million, the repurchase of B&C shares for $10 million and the payment of dividends on B&C shares of $13 million. Partially offsetting the uses was the sale of B&C shares for $19 million.

The Group anticipates investing between $40 and $75 million annually in its construction business (primarily in equipment), and purchasing additional shares of an electrical contractor - the Group is committed to 80% ownership by 1997. Other long-term liquidity uses include payment of income taxes and repurchases and conversions of common stock.

The Group's working capital position at September 30, 1994, together with anticipated cash flows from operations and existing borrowing capacity, should be sufficient for immediate cash requirements and future investing activities.